Exhibit 99.24

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held virtually on June 4, 2025 at 9:00 am (EDT)
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Designees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.
3.This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4.If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5.The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Designees listed on the reverse, this proxy will be voted as recommended by Management.
6.The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8.This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 am (Eastern Daylight Time) on June 2, 2025.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	•Go to the following web site: www.investorvote.com •Smartphone? Scan the QR code to vote now.	•You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.	•You can attend the meeting virtually by visiting the URL provided on the back of this document.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Designees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER

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Appointment of Proxyholder
I/We being holder(s) of securities of OceanaGold Corporation (the
“Company”) hereby appoint: PAUL BENSON, Chair of the Board of the
Company, or failing this person, GERARD MICHAEL BOND, President &
Chief Executive Officer of the Company (the “Management Designees”)
OR	Print the name of the person you are appointing if this person is someone other than the Management Designees listed herein.

Note: If completing the appointment box above YOU MUST go to https://www.computershare.com/Oceanagold and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an Invite Code to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held virtually at https://meetnow.global/MYZ5RD5 on June 4, 2025 at 9:00 am (Eastern Daylight Time) and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold	For	Withhold

01. Paul Benson			02. Ian M. Reid		03. Craig J. Nelsen			Fold

04. Sandra M. Dodds			05. Alan N. Pangbourne		06. Linda M. Broughton

07. Stefanie E. Loader			08. Gerard M. Bond

						For	Withhold

2.Appointment of Auditors
Appointment of PricewaterhouseCoopers LLP as auditor of the Company for the ensuing year and authorizing the Board of Directors of the Company to fix the auditor’s remuneration.

						For	Against

3.Advisory Vote on the Approach to Executive Compensation
To consider and, if thought advisable, approve a non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the accompanying Management Information Circular (the “Circular”).

						For	Against

4.Virtual-Only Meetings
To consider and, if thought advisable, approve a resolution to hold the next annual general meeting of shareholders exclusively in a virtual-only format, as more particularly described in the Circular.

						For	Against

5.Share Consolidation
To consider and, if thought advisable, approve a resolution to authorize the Board of Directors of the Company to effect a share consolidation of all issued and outstanding common shares of the Company on a consolidation ratio of up to three (3) pre-consolidation common shares for one (1) post-consolidation common share, as more particularly described in the Circular.

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						For	Against

6.Amendments to the Company’s Articles
To consider and, if thought advisable, approve a special resolution approving amendments to the Company’s articles, as more particularly described in the Circular.

Signature of Proxyholder					Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Designees, this Proxy will be voted as recommended by Management.
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.
DD / MM / YY

Signing Capacity

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.			Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.			Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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